

TSX / NYSE American
Symbol: TMQ

News Release

Trilogy Metals Reports First Quarter Fiscal 2020 Financial Results

April 8, 2020 - Vancouver, British Columbia — Trilogy Metals Inc. (TSX / NYSE American: TMQ) ("Trilogy Metals" or "the Company") announces its financial results for the first quarter ended February 29, 2020. Details of the Company's financial results are contained in the interim unaudited consolidated financial statements and Management's Discussion and Analysis which will be available on the Company's website at www.trilogymetals.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. All amounts are in United States dollars unless otherwise stated.

First Quarter 2020 and Recent Events Highlights

- Final Environmental Impact Statement for the Ambler access road released.
- Gain of $176 million recorded on the contribution of assets to the joint venture.
- Strong working capital position of $14.5 million and cash on hand of $15.2 million.
- Ambler Metals LLC with $145 million to fund the advancement of the projects.
- 2020 budget totalling $22.8 million for the Upper Kobuk Mineral Projects.
- COVID-19 may impact the timing and scope of the 2020 field programs.

Ambler Mining District Industrial Access Project ("AMDIAP")

On March 27, 2020, the United States Bureau of Land Management ("BLM"), the lead federal agency for the permitting of the AMDIAP, released the Final Environmental Impact Statement ("EIS") for the AMDIAP. The final step in the permitting process for the AMDIAP is the issuance of the Record of Decision by the BLM and the issuance of the Clean Water Act Section 404 permit from the United States Army Corp. of Engineers. The Company expects these two items to be issued concurrently within the next couple of months. For more information on the Final EIS please visit the BLM website at https://www.blm.gov/alaska.

Impact of Coronavirus (COVID-19)

With respect to the outbreak of the novel coronavirus (COVID-19), Trilogy recognizes that the situation is extremely fluid and is monitoring the State of Alaska Health Department recommendations and restrictions on travel. These recommendations and restrictions may significantly impact our ability to conduct the planned work programs during the upcoming field season. So, although the work programs discussed below are still currently scheduled to commence as originally planned, our highest priority is the health, safety and welfare of our employees, contractors and community members. As a result, we and our joint venture partner, through Ambler Metals LLC ("Ambler Metals"), will make the necessary adjustments to the work programs, including extending the timeline or scope for the remainder of the

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programs, or even cancelling the planned exploration activities at the UKMP for this season, if it is determined to be necessary or prudent to do so.

Project Activities

2020 Operating Budget for the Upper Kobuk Mineral Projects

In a press release dated February 26, 2020, the Company announced that Ambler Metals had approved a 2020 program budget of $22.8 million for the advancement of the UKMP. The budget is 100% funded by Ambler Metals. The 2020 program budget includes 10,000 meters of drilling at the Arctic Project, 2,500 meters of drilling within the Ambler Volcanogenic massive Sulphide ("VMS") Belt and geological mapping and geochemical soil sampling at the Bornite Project. However the timing of these programs maybe delayed, see "Impact of Coronavirus (COVID-19)" above.

Formation of Joint Venture

On February 11, 2020, the Company completed the formation of a 50/50 joint venture in the form of Ambler Metals with South32 Limited ("South32"). As part of the formation of the joint venture, Trilogy contributed all of its assets associated with the Upper Kobuk Mineral Projects, including the Arctic and Bornite projects, while South32 contributed $145 million, resulting in each party's subsidiaries directly owning a 50% interest in Ambler Metals. We use the equity method of accounting for our investment in the joint venture. Our investment in Ambler Metals was initially measured at its fair value upon recognition and a gain of $176 million was recognized from the contribution of our mineral property assets to the joint venture.

Selected Results

The following selected financial information is prepared in accordance with U.S. GAAP.

in thousands of dollars, except for per share amounts

Selected expenses	Three months ended	
	February 29, 2020 $	February 28, 2019 $
General and administrative	651	492
Mineral properties expense	1,545	1,535
Professional fees	668	91
Salaries	224	281
Salaries – stock-based compensation	1,196	1,939
Total expenses	4,475	4,458
Gain on derecognition of assets contributed to joint venture	(175,770)	-
Equity in investee	178	-
Comprehensive earnings (loss) for the period	171,179	(4,336)
Basic earnings (loss) per common share	$1.22	$(0.03)
Diluted earnings (loss) per common share	$1.16	$(0.03)

For the three months ended February 29, 2020, Trilogy reported net earnings of $171 million (or $1.22 basic and $1.16 diluted earnings per common share). For the comparable period in 2019, we reported a net loss of $4.3 million (or $0.03 basic and diluted loss per common share). The first quarter 2020 differences, when compared to the first quarter 2019, are primarily due to the gain of $176 million recognized from the contribution of mineral property assets to the joint venture with South32 upon formation of the joint venture on February 11, 2020. This gain was slightly offset by $0.18 million in loss from equity investee, consisting of Trilogy's 50% share of Ambler Metals' operating loss for the first quarter of 2020, for which there is no comparable amount in the first quarter of 2019.

Other variances noted for the comparable period were i) an increase in general and administrative expenses of $0.16 million primarily due to an additional $0.07 million in regulatory fees due mostly to the filing of the base shelf prospectus and $0.1 million in executive recruiting fees; ii) an increase in professional fees of $0.58 million mainly consisting of $0.12 million for consulting fees for the research and implementation of new accounting standards, legal fees of $0.25 million related to the formation of the joint venture, valuation and loan capacity analysis fees of $0.07 million related to the formation of the joint venture, and $0.1 million of consulting fees; iii) a decrease of $0.06 million in salaries due to reductions in head office staffing levels; and iv) a decrease in stock-based compensation driven primarily by a 0.38 million reduction in the number of stock options granted during the first quarter versus the comparative period as well as no vesting of RSUs during the period, resulting in stock based compensation savings of approximately $0.74 million and $0.33 million, respectively.

Mineral property expenses for the three months ended February 29, 2020 were consistent with the comparative period and mainly include engineering costs related to the Company's Arctic feasibility study.

Liquidity and Capital Resources

At February 29, 2020, we had $15.2 million in cash and cash equivalents and working capital of $14.5 million, which is sufficient to fund our ongoing operations for at least the next 12 months. The projects will be funded by Ambler Metals and we do not anticipate needing to fund our 50% share of future expenditures to advance the projects until the approximately $145 million is spent.

Qualified Persons

Andrew W. West, Certified Professional Geologist, Exploration Manager for Trilogy Metals Inc., is a Qualified Person as defined by National Instrument 43-101. Mr. West has reviewed the technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metals exploration and development company which holds a 50 percent interest in Ambler Metals LLC which has a 100 percent interest in the UKMP in northwestern Alaska. On December 19, 2020, South32, which is a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler mining district - the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within land package that spans approximately 172,636 hectares. The Company has an agreement with NANA Regional Corporation, Inc., a Regional Alaska Native

Corporation that provides a framework for the exploration and potential development of the Ambler mining district in cooperation with local communities. Our vision is to develop the Ambler mining district into a premier North American copper producer.

Company Contacts

Elaine Sanders
Vice President & Chief Financial Officer

Patrick Donnelly
Vice President Corporate Communications & Development

604-638-8088 or 1-855-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements relating to the planned expenditures and the anticipated drilling, timing of permits, the Company's ability to fund its operations and the requirement for additional funding at Ambler Metals are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving success of exploration activities, permitting timelines, requirements for additional capital, risks pertaining to the outbreak of the coronavirus (COVID-19), government regulation of mining operations, environmental risks, prices for energy inputs, labour, materials, supplies and services, uncertainties involved in the interpretation of drilling results and geological tests, unexpected cost increases and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2019 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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